UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 5)*

Under the Securities Exchange Act of 1934

Repligen Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

759916109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759916109	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON. Roy T. Eddleman Estate--Roy T. Eddleman Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 2,705,689
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 2,705,689

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 2,705,689
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.87%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 759916109	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSON. Roy T. Eddleman Estate--Roy T. Eddleman Charitable Remainder Trust #1
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 509,318
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 509,318

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 509,318
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.92%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 759916109	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSON. Roy T. Eddleman Estate--Roy T. Eddleman Charitable Remainder Trust #2
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 284,993
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 284,993.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 284,993
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.51%
12.	TYPE OF REPORTING PERSON OO

CUSIP NO. 759916109	Page 5 of 7 Pages

Item 1(a). Name of issuer: Repligen Corporation.

Item 1(b). Address of issuer’s principal executive offices: 41 Seyon Street, Waltham, Massachusetts 02453

Item 2(a). Name of person filing:

(i)	Roy T. Eddleman Living Trust

(ii)	Roy T. Eddleman Charitable Remainder Trust #1

(iii)	Roy T. Eddleman Charitable Remainder Trust #2

Item 2(b). Address of principal business office, or, if none, residence: c/o TroyGould PC, 1801 Century Park East, 16th Floor, Los Angeles, California 90067, Attention: Istvan Benko.

Item 2(c). Citizenship: Each reporting person was formed under the laws of the United States.

Item 2(d). Title of class of securities: Common stock, $.01 par value per share, of the Issuer.

Item 2(e). CUSIP No.: 759916109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); and

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution.

CUSIP NO. 759916109	Page 6 of 7 Pages

Item 4.	Ownership.

Until his death on June 11, 2022, Roy T. Eddleman was the sole trustee of each of the reporting persons, and as such had investment and voting control over the shares covered by this Schedule (the “Shares”). This Amendment is being filed to reflect the fact that Mr. Eddleman has died and that Nereyda Rubio and Anis Garci have replaced Mr. Eddleman as the co-trustees of each reporting person. As co-trustees, each co-trustee has investment and voting control over the Shares and may be deemed to have shared voting power and shared investment power with respect to all such Shares. The co-trustees disclaim beneficial ownership of each reporting persons’ Shares except to the extent of his/her pecuniary interest therein. Mr. Eddleman’s estate is still in administration in preparation of the required distribution of the Shares.

The percentage ownership information is calculated based upon 55,519,646 shares of common stock of the Issuer issued and outstanding as of September 30, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 1, 2022.

(a)	See Item 9 of the cover page.

(b)	See Item 9 of the cover page.

(c)	Number of shares as to which the reporting persons have:

(i)	Sole power to vote or direct the vote: 0.

(ii)	Shared power to vote or direct the vote: 3,500,000.

(iii)	Sole power to dispose or direct the disposition: 0.

(iv)	Shared power to dispose or direct the disposition: 3,500,000.

Item 5.	Ownership of Five Percent or Less of a Class. If this Schedule is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 759916109	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2023

Roy T. Eddleman Living Trust

/S/ Nereyda Rubio
Name: Nereyda Rubio
Its: Co-Trustee

/S/ Anis Garci
Name: Anis Garci
Its: Co-Trustee

Roy T. Eddleman Charitable Remainder Trust #1

/S/ Nereyda Rubio
Name: Nereyda Rubio
Its: Co-Trustee

/S/ Anis Garci
Name: Anis Garci
Its: Co-Trustee

Roy T. Eddleman Charitable Remainder Trust #2

/S/ Nereyda Rubio
Name: Nereyda Rubio
Its: Co-Trustee

/S/ Anis Garci
Name: Anis Garci
Its: Co-Trustee